WADDELL & REED INVESTED PORTFOLIOS

6300 LAMAR AVENUE

P.O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

December 17, 2010

Securities and Exchange Commission

Attn: Laura Hatch

100 F Street, NE

Washington, DC 20549

Re:	Waddell & Reed InvestEd Portfolios (Registrant)

File Nos. 811-10431 and 333-64172/CIK No. 1141323

On behalf of the Registrant, I am responding to the comments that you gave to me via telephone on December 1, 2010 as I understand them, regarding the Annual Report for the fiscal year ending December 31, 2009. Each of your comments is repeated below, with our response immediately following.

1.	Comment:	Unless the master note issued by Toyota Motor Credit Corp., and held by multiple funds has a demand feature, please ensure that the ultimate maturity date is disclosed.

	Response:	The Toyota Motor Credit Corp. master note does have a demand feature, so the date shown is the applicable date.

2.	Comment:	Please ensure that tax cost information is included in all N-Q filings.

	Response:	We will include the cost for Federal income tax purposes and the related appreciation and/or depreciation in future N-Q filings.

In connection with the above comments and our responses, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 913-236-1923.

Very Truly Yours,

/s/ Kristen A. Richards
Kristen A. Richards Vice President, Assistant Secretary and Associate General Counsel